FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Vasogen Inc. 2155 Dunwin Drive Suite 10 Mississauga, ON L5L 4M1

Item 2	Date of Material Change

February 2, 2005

Item 3	News Release

A press release with respect to the material change described herein was issued on February 2, 2005 via Canada NewsWire and filed on SEDAR.

Item 4	Summary of Material Change

Vasogen completes US$42.3 Million Registered Direct Offering of Common Shares.

Item 5	Full Description of Material Change

Vasogen announced that it has completed its registered direct offering of approximately 9.0 million common shares at a price of US$4.70 per share to institutional investors, for gross proceeds of approximately US$42.3 million. The shares were offered under the Company’s existing shelf registration statement, as amended, and this offering completes the balance of this shelf registration. SG Cowen & Co., LLC, lead agent and sole book manager; Needham & Company, Inc., co-lead agent; and A.G. Edwards & Sons, Inc. acted as placement agents for the offering.

The Company plans to use the net proceeds of this financing to fund the ongoing development of its Celacade™ technology, to fund its drug development pipeline, including VP025, and for general corporate purposes.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Glenn Neumann, Investor Relations of Vasogen Inc. at (905) 569-9065.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 8th day of February, 2005.

VASOGEN INC.

/s/ Marguerite Ethier

By: Marguerite Ethier
General Counsel